SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarification of recent news: pre-salt blocks

Rio de Janeiro, August 7, 2009 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, in response to written notice received from Securities and Exchange Commission of Brazil – CVM, CVM/SEP/GEA-2/n.229/09, wishes to clarify the news published yesterday in the Brazilian Press, titled “Petrobras will be the operator of all blocks”

Under the terms of clause IX of article 20 of the Federal Constitution, mineral resources, including the subsoil, belong to the Federal Union, and the Government is solely responsible for all the decisions on how it will be explored.

The National Petroleum Agency (ANP), implemented ten years ago by Decree # 2455, of January 14 1998, is in charge of regulating the activities that integrate the oil, natural gas, and biofuel industry in Brazil, and is responsible for executing the National Policy for the oil, natural gas, and biofuel energy sector, pursuant to the Oil Law (Law # 9478/1997).

It is publicly known that there is an Interministerial Commission studying the new rules for oil exploration and production in strategic areas, including the pre-salt region, as well as, the analysis have not been completed and approved by the President of the Federative Republic of Brazil yet.

Petrobras CFO and Investors Relations Officer inquired the representative of the controller shareholder about the issue discussed by the press who confirmed that the analysis about the alternatives to the Brazilian regulatory framework are still under development and no decision has been taken yet by the Federal Government.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 07, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.